As filed with the Securities and Exchange Commission on January 10, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
To
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MEDTRONIC, INC.

(Name of Subject Company (Issuer))

MEDTRONIC, INC., as Issuer
(Names of Filing Persons (Identifying Status as Offeror, Issuer, or Other Person))

1.25% Contingent Convertible Debentures due 2021
(Title of Class of Securities)

585 055 AA 4; 585 055 AB 2
(CUSIP Number of Class of Securities)

Neil P. Ayotte, Esq.
Vice President and Senior Legal Counsel
710 Medtronic Parkway
Minneapolis, Minnesota 55432
(763) 514-4000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Melodie R. Rose, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street, Suite 4000 Minneapolis, MN 55402 (612) 492-7000	Winthrop B. Conrad, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

CALCULATION OF FILING FEE

Proposed
		maximum	Proposed
Title of each class of	Amount	offering price	maximum
securities to be	to be	per unit or	aggregate	Amount of
registered (1)	registered	share	offering price (4)	registration fee (4)

1.25% Contingent Convertible Debentures, Series B due 2021 (“New Debentures”)	$1,973,146,000	100%	$1,968,213,135(3)(5)	$231,658.69

(1)	This Schedule TO relates to the exchange by Medtronic of an aggregate principal amount of up to $1,973,146,000 of Medtronic’s 1.25% Contingent Convertible Debentures, Series B due 2021 (the “New Debentures”), and an exchange fee, for a like principal amount of Medtronic’s currently outstanding 1.25% Contingent Convertible Debentures due 2021 (the “Old Debentures”).

(2)	This amount is the maximum principal amount of Medtronic’s issued and outstanding Old Debentures that Medtronic may receive from tendering holders.

(3)	Exclusive of accrued interest and distributions, if any.

(4)	The registration fee of $231,658.69 has been paid in connection with Medtronic’s Registration Statement on Form S-4, filed concurrently with this Schedule TO. The amount of the registration fee was calculated, pursuant to Rule 457(f) under the Securities Act of 1933, as amended, based on $1,968,213,135, the outstanding principal balance as of December 13, 2004 of the Old Debentures that Medtronic may receive from tendering holders, after deducting the exchange fee of $2.50 per $1,000 principal amount of New Debentures.

(5)	Estimated solely for the purpose of calculating the Registration Fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended. These amounts reflect a reduction for an exchange fee of $2.50 for each $1,000 principal amount of the New Debentures.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 231,658.69

Form or Registration No: Form S-4

Filing party: Medtronic, Inc

Date filed: December 14, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introduction

     This tender offer statement on Schedule TO (this “Schedule TO”) is being filed by Medtronic, Inc., a Minnesota corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934 in connection with its offer to exchange (the “Exchange Offer”) $1,000 in principal amount of its 1.25% Contingent Convertible Debentures, Series B due 2021 (the “New Debentures”), and an exchange fee of $2.50 per $1,000 of principal amount of New Debentures, for each $1,000 in principal amount of its currently outstanding 1.25% Contingent Convertible Debentures due 2021 (the “Old Debentures”), upon the terms and subject to the conditions set forth in the Company’s preliminary prospectus (as amended or supplemented from time to time, the “Prospectus”) forming a part of the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on December  14, 2004, and the related Letter of Transmittal for the Exchange Offer (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(i) to this Schedule TO, respectively. An aggregate of up to $1,976,146,000 principal amount of New Debentures will be exchanged for up to a like amount of Old Debentures.

     If there are any material changes in the information previously provided to security holders, we will promptly disclose the changes in a manner reasonably calculated to inform security holders of the changes.

Item 1. Summary Term Sheet.

     The information set forth in the Prospectus under the heading “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address. Medtronic, Inc. is the issuer and subject company. Its address is 710 Medtronic Parkway, Minneapolis, Minnesota 55432. Its telephone number is (763) 514-4000.

     (b) Securities. The subject securities consist of $1,973,146,000 aggregate principal amount of the Company’s 1.25% Contingent Convertible Debentures due 2021.

     (c) Trading Market and Price. The Old Debentures are not listed on any national securities exchange but are eligible for trading on The Portal Market of the National Association of Securities Dealers, Inc. However, there is no established public reporting or trading system for the Old Debentures and trading in the Old Debentures has been limited and sporadic. The information in the Registration Statement under the heading “Price Range of Our Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) Name and Address. Medtronic, Inc. is the issuer and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The address and telephone number of each of the Company’s officers and directors set forth below is c/o Medtronic, Inc. 710 Medtronic Parkway, Minneapolis, Minnesota 55432. Its telephone number is (763) 514-4000.

Name	Position
Arthur D. Collins, Jr.	President, Chief Executive Officer and Director
Susan Alpert, M.D.	Vice President, Chief Quality and Regulatory Officer
Jeffrey A. Balagna	Senior Vice President and Chief Information Officer
Jean-Luc Butel	Senior Vice President and President, Asia Pacific
Terrance L. Carlson	Senior Vice President, General Counsel and Corporate Secretary

Name	Position
Michael F. DeMane	Senior Corporate Vice President and President of Spinal, ENT (Ear, Nose, and Throat), and Navigation (formerly Surgical Navigation Technologies)
Gary L. Ellis	Vice President, Corporate Controller and Treasurer
Janet S. Fiola	Senior Vice President, Human Resources
Robert M. Guezuraga	Senior Vice President and President, Medtronic MiniMed
William A. Hawkins	President and Chief Operating Officer
Ronald E. Lund	Senior Vice President and Special Counsel
Stephen Mahle	Executive Vice President and President, Cardiac Rhythm Management
Stephen N. Oesterle, M.D	Senior Vice President for Medicine and Technology
Robert L. Ryan	Senior Vice President and Chief Financial Officer
Scott R. Ward	Senior Vice President and President, Vascular
Barry Wilson	Senior Vice President and President, Europe, Middle East, Canada and Emerging Markets
Richard H. Anderson	Director
Michael R. Bonsignore	Director
William R. Brody	Director
Antonio M. Gotto, Jr.	Director
Shirley Ann Jackson, Ph.D.	Director
Denise M. O’Leary	Director
Robert C. Pozen	Director
Jean-Pierre Rosso	Director
Jack W. Schuler	Director
Gordon M. Sprenger	Director

Item 4. Terms of the Transaction.

     (a) Material Terms. The information in the Prospectus under the headings “Summary,” “The Exchange Offer,” “Description of the New Debentures” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

     (b) Purchases. None of the Company’s officers, directors or affiliates hold any of the Old Debentures and, therefore, no Old Debentures will be purchased from any officer, director, or affiliate of the Company in connection with the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) Purposes. The information in the Prospectus under the headings “Summary” and “The Exchange Offer” is incorporated herein by reference.

     (b) Use of Securities Acquired. The Company will retire the Old Debentures acquired in the transaction.

     (c) Plans. Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) Source of Funds. The consideration to be used in the Exchange Offer consists of the New Debentures, and an exchange fee of $2.50 per $1,000 principal amount of New Debentures. If all of the Old Debentures are tendered and accepted for exchange, an aggregate principal amount of $1,973,146,000 of New Debentures will be issued. The Company expects to pay fees and expenses in connection with the exchange offer from the Company’s working capital.

     (b) Conditions. Not applicable.

     (d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) Securities Ownership. No Old Debentures are held by any person named in Item 1003 of Regulation M-A promulgated by the Securities and Exchange Commission or by any of their associates or majority-owned subsidiaries.

     (b) Securities Transactions. The Company is not aware of any transactions in the Old Debentures during the last 60 days by any of the following people: (1) the Company, (2) any person named in Instruction C of Schedule TO or any associate or majority-owned subsidiary of the Company, or (3) the Company and any executive officer, or director of any subsidiary of the Company.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations. The information set forth in the Prospectus under the captions “The Exchange Offer—Exchange Agent and Information Agent” and “The Exchange Offer—Fees and Expenses of the Exchange Offer” is incorporated herein by reference.

Item 10. Financial Statements.

     (a) Financial Information

     The following financial statements and information are incorporated by reference:

     (1) The audited consolidated financial statements of the Company set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2004;

     (2) The unaudited condensed and consolidated financial statements of the Company set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2004; and

     (3) The unaudited condensed and consolidated financial statements of the Company set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2004; and

     (4) The information set forth in the Prospectus under the caption “Ratio of Earnings to Fixed Charges.”

     (5) The book value per share as of October 29, 2004 was $8.20.

     (b) Pro Forma. On a pro forma basis, the exchange offer will have no material effect on the Company’s historical financial information.

     (c) Summary Information.

     The following financial information and share data are incorporated by reference:

     (1)-(3) The summarized financial information, income per share from continuing operations and net income per share data set forth in the Prospectus under the caption Selected Consolidated Financial Information is incorporated herein by reference.

     (4) The information set forth in the Prospectus under the caption Ratio of Earnings to Fixed Charges is incorporated herein by reference.

     (5) See Item 10(a)(5) above.

     (6) See Item 10(b) above.

Item 11. Additional Information.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

     (b) Other Material Information. Not applicable.

Item 12. Exhibits.

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Registration Statement).

(a)(1)(ii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 of the Registration Statement).

(a)(1)(iii)	Form of Letter to Clients (incorporated by reference to Exhibit 99.3 of the Registration Statement).

(a)(1)(iv)	Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner (incorporated by reference to Exhibit 99.4 of the Registration Statement).

(a)(1)(v)	Form of Guidelines for Certification of Taxpayer Identification (incorporated by reference to Exhibit 99.5 of the Registration Statement).

(a)(4)	Preliminary Prospectus included in the Registration Statement filed by the Company on December 14, 2004 (incorporated by reference to the Registration Statement).

(a)(5)	Press Release issued December 14, 2004 (Filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended)

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable.

(h)	Tax Opinion of Sullivan & Cromwell LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDTRONIC, INC.
By:	/s/ Robert L. Ryan
	Name:	Robert L. Ryan
	Title:	Senior Vice President and Chief Financial Officer

Date: January 10, 2005